PINNACLE INVESTMENTS, LLC

507 Plum Street

Syracuse, NY 13204

VIA EDGAR CORRESPONDENCE

August 19, 2013

Anu Dubey, Attorney Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Nysa Series Trust

Investment Company Act File No: 811-07963

Registration Statement on Form N-1A - Amendment #23-24

Request for Acceleration of Effective Date

Dear Ms. Dubey:

In connection with the proposed offering of shares of Nysa Fund, a series of Nysa Series Trust (Registrant), we hereby advise you that we join with the Registrant’s request that the effective date of Amendment #23-24 to Registrant’s Registration Statement on Form N-1A be accelerated so that the same will become effective on August 20, 2013 at 4 p.m. Eastern Daylight Time or as soon as practicable thereafter.

Very truly yours,

Pinnacle Investments, LLC

By:  /S/Eric Krouse

       Eric Krouse

Its:  President

CC:

Patricia C. Foster, Esq.